UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 25, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Membership changes

Resignation of Directors

Mr. Con UNERKOV

The board of directors (the "Board") of Integrated Media Technology Limited (the "Company") received a resignation letter from Mr. Con Unerkov ("Mr. Unerkov") from the position as an executive director and Chief Executive Officer (CEO) of the Company with effect on August 24, 2021. Mr. Unerkov shall remain with the Company as a consultant. Mr. Unerkov resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

Mr. Uwe Henke von PARPART

The board of directors (the "Board") of Integrated Media Technology Limited (the "Company") received a letter of resignation from Mr. Uwe Henke von Parpart ("Mr. Parpart") from the position as an executive director of the Company with effect on August 24, 2021. Mr. Parpart shall continue his role as the Managing Director of the Group's financial research business. Mr. Parpart resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Messrs. Unerkov and von Parpart to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 25, 2021

Integrated Media Technology Limited

By:	/s/ ZHUO Jing
Name:	ZHUO Jing
Title:	Director